

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated April 17, 2013
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012,
and Stock-Linked Underlying Supplement dated March 22, 2012)

Structured
Investments

HSBC USA Inc.
$4,000,000
Autocallable Notes Linked to the Least Performing of Three Common Equity Securities, due October 22, 2014

General

- Terms used in this pricing supplement are described or defined herein and in the accompanying Stock-linked Underlying Supplement, prospectus supplement and prospectus. The Notes offered will have the terms described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. **The Notes do not guarantee any return of principal, and you should be willing to forgo the potential to participate in the appreciation in any Reference Stock and be willing to lose up to 100% of your principal amount.**
- The purchaser of a Note will acquire a security linked to the Reference Stocks listed below.
- Although the offering relates to the Reference Stocks, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Stocks, or in any of the Reference Stocks, or as to the suitability of an investment in the Notes.
- The Notes are senior unsecured debt obligations of HSBC USA Inc. maturing on October 22, 2014.
- Minimum denominations of $1,000 and integral multiples of $1,000.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**
- All payments on the Notes are subject to the Issuer's credit risk, and you have no claim against the issuers of the Reference Stocks. The Issuer has not undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information provided herein regarding the Reference Stocks.

Key Terms

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note.
Reference Stocks:	The Class B common stock Berkshire Hathaway, Inc. (NYSE symbol: BRK.B) ("BRK"), the common stock of General Electric Company (NYSE symbol: GE) ("GE"), and the common stock of Halliburton Company (NYSE symbol: HAL) ("HAL") (each, a "Reference Stock" and together, the "Reference Stocks").
Interest Rate:	2.375% per quarter (equivalent to 9.50% per annum).
Trigger Event:	A Trigger Event occurs if the Final Price of **any Reference Stock** is below its Trigger Price.
Trigger Price:	For each Reference Stock, 65% of its Initial Price. The Trigger Price of each of the Reference Stocks may be adjusted by the calculation agent as described under "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement
Pricing Date:	April 17, 2013
Trade Date:	April 17, 2013
Original Issue Date:	April 22, 2013
Final Valuation Date:	October 17, 2014, subject to adjustment as described under "Additional Note Terms — Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	October 22, 2014. The Maturity Date is subject to adjustment as described under "Additional Note Terms — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Observation Dates, Call Payment Dates and Coupon Payment Dates:

Observation Dates*	Call Payment Dates and Coupon Payment Dates**
July 17, 2013	July 22, 2013
October 17, 2013	October 22, 2013
January 16, 2014	January 22, 2014
April 16, 2014	April 22, 2014
July 17, 2014	July 22, 2014
October 17, 2014 (the Final Valuation Date)	October 22, 2014 (the Maturity Date)

* Subject to adjustment as described under "Additional Note Terms — Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
** Subject to adjustment as described under "Additional Note Terms — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Call Feature:	If the Official Closing Price of each Reference Stock on an Observation Date is greater than or equal to its Initial Price, the Notes will be automatically called. If the Notes are automatically called, you will receive on the corresponding Call Payment Date $1,000 plus any accrued and unpaid interest for each $1,000 principal amount Note.
Payment at Maturity:	If the Notes are not automatically called, on the Maturity Date, for each Note, we will pay you the Final Settlement Value plus any accrued and unpaid coupon payment.
Final Settlement Value:	• If a Trigger Event does not occur, the Final Settlement Value will equal 100% of the principal amount; or • If a Trigger Event occurs, the Final Settlement Value will equal (i) 100% of the principal amount multiplied by (ii) the sum of one plus the Reference Return of the Least Performing Reference Stock. In that case, you may lose up to 100% of your investment, regardless of the performance of the other two Reference Stocks.
Least Performing Reference Stock:	The Reference Stock with the lowest Reference Return.
Reference Return:	For each Reference Stock:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price:	$104.57 for BRK, $22.72 for GE, and $37.71 for HAL, each of which was an intra-day price of the applicable Reference Stock on the Pricing Date.
Final Price:	For each Reference Stock, the Official Closing Price on the Final Valuation Date.
Official Closing Price:	With respect to each Reference Stock, the official closing price of the Reference Stock, as described under "Additional Notes Terms—Official Closing Price" in the accompanying Stock-Linked Underlying Supplement. The official closing price of each of the Reference Stocks may be adjusted by the calculation agent as described under "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN:	40432XED9/US40432XED93
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement and "Risk Factors" beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction. HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$4,000,000	$40,000	$3,960,000

JPMorgan
Placement Agent
April 17, 2013

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Stocks identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Stocks. Although the note offering relates only to the Reference Stocks identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Stocks, or in any of the Reference Stocks, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, the Stock-Linked Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, and a Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- the Stock-Linked Underlying Supplement at
http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm

- the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Selected Purchase Considerations

- **QUARTERLY COUPON PAYMENTS** — The Notes offer quarterly coupon payments at a rate of 2.375% per quarter (equivalent to 9.50% per annum). Interest will be payable quarterly in arrears on the applicable Coupon Payment Dates, commencing on July 22, 2013, to and including the Maturity Date, to the holders of record at the close of business on the 15th calendar day prior to the applicable Coupon Payment Date. However, if the Notes are automatically called, no interest will be paid for periods after the date on which the Notes are called. If a Coupon Payment Date is not a business day, payment will be made on the next business day immediately following that day, but no additional interest will accrue as a result of the delayed payment.

- **CALL FEATURE** — The Notes will be automatically called if the Official Closing Price of each Reference Stock on any quarterly Observation Date is at or above its Initial Price. If the Notes are called, investors will receive, on the applicable Call Payment Date, a cash payment per $1,000 principal amount note equal to $1,000 plus any accrued and unpaid interest.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — You will receive the principal amount at maturity so long as a Trigger Event does not occur. However, if a Trigger Event occurs, you will lose 1.00% of the principal amount for every 1.00% decline in the price of the Least Performing Reference Stock from its Initial Price. If a Trigger Event has occurred and the Reference Return of the Least Performing Reference Stock is -100.00%, you will lose your entire investment.

- **TAX TREATMENT** — There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one approach, a Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit."

  We intend to treat the securities consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes.

  You should carefully consider, among other things, the matters set forth under the heading "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat each Note as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach and the balance of this summary so assumes. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. We intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest" in the accompanying prospectus supplement for U.S. federal income tax considerations applicable to non-contingent debt instruments.

  As described in the prospectus supplement under "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit," for purposes of dividing the 9.50% Interest Rate on the Notes among interest on the Deposit and Put Premium, 0.72% (per annum) constitutes interest on the Deposit and 8.78% (per annum) constitutes Put Premium.

  If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

  Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

  We will not attempt to ascertain whether any of the Reference Stock Issuers would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the Reference Stock Issuers were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Stock Issuer, and consult your tax advisor regarding the possible consequences to you if one or more of the Reference Stock Issuers is or becomes a PFIC or a USRPHC.

  Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the Notes.

  PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Stock-Linked Underlying Supplement and prospectus supplement.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. If your Notes are not automatically called on any of the Observation Dates, then the Final Settlement Value will be based on whether a Trigger Event occurs. If a Trigger Event occurs, that is, the Final Price of any of the Reference Stocks is below its Trigger Price, you will receive at maturity a Final Settlement Value that is be less than the principal amount of each Note and may be zero. **You may lose up to 100% of your principal amount**.

- **YOUR RETURN ON THE NOTES IS LIMITED** — If the Notes are not automatically called on any Observation Date, and if the Final Price of each Reference Stock is not below its Trigger Price, for each $1,000 principal amount Note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the price of the Reference Stocks, which may be significant. Additionally, if the Notes are automatically called, you will not receive any coupon payments for periods after which the Notes are called. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Stocks during the term of the Notes.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amount owed to you under the terms of the Notes.

- **IF A TRIGGER EVENT OCCURS, YOUR RETURN WILL BE BASED ON THE REFERENCE RETURN OF THE LEAST PERFORMING REFERENCE STOCK** — The performance of any Reference Stock may cause a Trigger Event to occur. If a Trigger Event does occur, your return will be based on the Reference Return of the Least Performing Reference Stock, without regard to the performance of the other Reference Stocks. As a result, you could lose all or some of your principal amount if the Reference Return of the Least Performing Reference Stock is negative, even if there is an increase in the price of the other Reference Stocks. This could be the case even if the other Reference Stocks increase by an amount that is enough to offset the decrease in the Least Performing Reference Stock.

- **SINCE THE NOTES ARE LINKED TO THE PERFORMANCE OF EACH REFERENCE STOCK, YOU WILL BE FULLY EXPOSED TO THE RISK OF FLUCTUATIONS IN THE PRICE OF EACH REFERENCE STOCK** — The Notes will be linked to the individual performance of each Reference Stock. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the price of the Reference Stocks to the same degree for each Reference Stock. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components as reflected by the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of the other basket components, to the extent of the weightings of those components in the basket. However, in the case of the Notes, the individual performances of each of the Reference Stocks would not be combined to calculate your return and the depreciation of any Reference Stock would not be mitigated by the appreciation of the other Reference Stocks. Instead, your return on the Notes will depend on the price of the Least Performing Reference Stock.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the price of the Reference Stocks and the value of the Notes.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the prices of the Reference Stocks, and therefore, the market value of the Notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **REINVESTMENT RISK** — If your Notes are automatically called early, the holding period over which you would receive the coupon payments could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

- **SINGLE STOCK RISK** — The price of the Reference Stock can rise or fall sharply due to factors specific to that Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Stocks would have. In addition, the issuers of these securities will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the prices of the Reference Stocks and the Notes.

- **NO AFFILIATION WITH THE ISSUERS OF THE REFERENCE STOCKS** — We are not affiliated with the issuers of the Reference Stocks. We have not made any independent investigation regarding the adequacy or completeness of the information about these companies contained in this pricing supplement. You should make your own investigation into these companies and their common stock. We are not responsible for the public disclosure of information by these companies, whether contained in SEC filings or otherwise.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the Notes are outstanding, we or any of our affiliates may carry out hedging activities related to the Notes, including the Reference Stocks or instruments related to one or more of the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to one or more of the Reference Stocks from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the Notes could adversely affect the prices of the Reference Stocks and, consequently, the payments on the Notes.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The calculation agent will adjust the official closing price of the applicable Reference Stock, which will affect the determination of whether the Notes should be automatically called and the Payment at Maturity, for certain events affecting a Reference Stock, such as stock splits and corporate actions. The calculation agent is not required to make an adjustment for every corporate action which affects a Reference Stock. If an event occurs that does not require the calculation agent to adjust the prices of a Reference Stock, the market value of the Notes may be materially and adversely affected. See "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE PARTIALLY BASED ON THE EQUITY SECURITIES OF A COMPANY OTHER THAN THE REFERENCE STOCKS** — Following certain corporate events relating to one or more of the Reference Stocks where that Reference Stock is not the surviving entity, your payments on the Notes may be based on the equity security of a successor to the issuer of the Reference Stock or any cash or any other assets distributed to holders of shares of the Reference Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see "Additional Note Terms — Merger Event and Tender Offer" and "— Share Delisting, Nationalization, Insolvency" in the accompanying Stock-Linked Underlying Supplement.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the prices of the Reference Stocks on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the actual and expected volatility of each Reference Stock;

  - the time to maturity of the Notes;

  - the dividend rate on each of the Reference Stocks;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory and judicial events that affect the Reference Stocks and the stock markets generally; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Least Performing Reference Stock?

The following table illustrates the hypothetical total return at maturity on the Notes, assuming that the Notes are not called prior to maturity. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the total payments on the Notes per $1,000 principal amount of the Notes to $1,000. The hypothetical total returns set forth below reflect the Interest Rate of 2.375% per quarter and the Trigger Price of 65% of the Initial Price for each Reference Stock. The hypothetical total returns set forth below are for illustrative purposes only, and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Least Performing Reference Stock's Reference Return	Trigger Event Does Not Occur[1]				Trigger Event Occurs[2]			
	Hypothetical Total Coupon Paid Over the Term of the Notes[3]	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes Paid Over the Term of the Notes[3]	Hypothetical Total Return on the Notes Paid Over the Term of the Notes[3]	Hypothetical Total Coupon Paid Over the Term of the Notes[3]	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes Paid Over the Term of the Notes[3]	Hypothetical Total Return on Notes Paid Over the Term of the Notes[3]
100.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
90.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
80.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
70.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
60.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
50.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
40.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
30.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
20.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
10.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
0.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
-10.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
-20.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
-30.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
-35.00%	$142.50	$1,000.00	$1,142.50	14.25%	N/A	N/A	N/A	N/A
-40.00%	N/A	N/A	N/A	N/A	$142.50	$600.00	$742.50	-25.75%
-50.00%	N/A	N/A	N/A	N/A	$142.50	$500.00	$642.50	-35.75%
-60.00%	N/A	N/A	N/A	N/A	$142.50	$400.00	$542.50	-45.75%
-70.00%	N/A	N/A	N/A	N/A	$142.50	$300.00	$442.50	-55.75%
-80.00%	N/A	N/A	N/A	N/A	$142.50	$200.00	$342.50	-65.75%
-90.00%	N/A	N/A	N/A	N/A	$142.50	$100.00	$242.50	-75.75%
-100.00%	N/A	N/A	N/A	N/A	$142.50	$0.00	$142.50	-85.75%

[1] The Final Price of each Reference Stock is not below its respective Trigger Price.

[2] The Final Price of at least one of the Reference Stocks is below its respective Trigger Price.

[3] Assuming the Notes have been held to maturity, the total amount of the coupons paid on the Notes as of the Maturity Date will equal $142.50, with coupon payments of $23.75 made on each Coupon Payment Date.

Hypothetical Examples of Amounts Payable at Maturity or on a Call Payment Date

The following examples illustrate the hypothetical returns on the Notes. The hypothetical returns reflect the Interest Rate of 2.375% per quarter, the Trigger Price of 65% of the Initial Price for each Reference Stock, the Initial Price of $104.57 for BRK, $22.72 for GE, and $37.71 for HAL. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual return applicable to a purchaser of the Notes. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1: The Notes are not automatically called and a Trigger Event occurs.

Reference Stock	Initial Price	Final Price on Final Valuation Date
BRK	$104.57	$94.11 (90% of Initial Price)
GE	$22.72	$20.45 (90% of Initial Price)
HAL	$37.71	$18.86 (50% of Initial Price)

Since the Final Price of HAL is below its Trigger Price, a **Trigger Event occurs**. HAL is also the Least Performing Reference Stock.

Therefore, the Reference Return of the Least Performing Reference Stock =

$$\frac{\text{Final Price – Initial Price}}{\text{Initial Price}}$$

= (18.86 – 37.71) / 37.71 = **-50.00%**

Final Settlement Value = Principal Amount of the Notes × (1 + Reference Return of the Least Performing Reference Stock)

= $1,000 × (1 – 50%) = **$500.00**

Therefore, with the total coupon payment of $142.50 over the term of the Notes, the total payment on the Notes is $642.50, representing a return of -35.75%.

Example 2: The Notes are not automatically called and a Trigger Event does not occur. However, the Reference Return of the Least Performing Reference Stock is less than zero.

Reference Stock	Initial Price	Final Price on Final Valuation Date
BRK	$104.57	$94.11 (90% of Initial Price)
GE	$22.72	$24.99 (110% of Initial Price)
HAL	$37.71	$33.94 (90% of Initial Price)

Since the Final Price of each Reference Stock is not below its respective Trigger Price, a **Trigger Event does not occur**.

Therefore, the Final Settlement Value equals **$1,000**.

Additionally, with the total coupon payment of $142.50 over the term of the Notes, the total payment on the Notes is $1,142.50, representing a return of 14.25%.

Example 3: The Notes are automatically called at maturity.

Reference Stock	Initial Price	Final Price on Final Valuation Date
BRK	$104.57	$120.26 (115% of Initial Price)
GE	$22.72	$24.99 (110% of Initial Price)
HAL	$37.71	$39.60 (105% of Initial Price)

Since the Final Price of each Reference Stock is at or above its Initial Price, the Notes are automatically called and you will receive your $1,000 principal amount of the Notes.

Additionally, with the total coupon payment of $142.50 over the term of the Notes, the total payment on the Notes is $1,142.50, representing a return of 14.25%.

Example 4: The Notes are automatically called and the corresponding Coupon Payment Date is July 22, 2013.

Reference Stock	Initial Price	Official Closing Price on July 17, 2013
BRK	$104.57	$109.80 (105% of Initial Price)
GE	$22.72	$24.99 (110% of Initial Price)
HAL	$37.71	$39.60 (105% of Initial Price)

Since the Official Closing Price of each Reference Stock is at or above its Initial Price, the Notes are automatically called and you are no longer entitled to receive any Final Settlement Value. Therefore, on the corresponding Coupon Payment Date, you will receive your $1,000 principal amount of the Notes plus the coupon payment of $23.75 owed to you on that date. As a result, on the corresponding Coupon Payment Date, you would be entitled to receive a total payment of $1,023.75, representing a return of 2.375%.

Description of the Reference Stocks

This pricing supplement is not an offer to sell and it is not an offer to buy interests in any Reference Stock. All disclosure contained in this pricing supplement regarding the Reference Stocks, including the performance and description of the Reference Stocks, where applicable, is derived from publicly available information. None of HSBC, the placement agent, or any of their respective affiliates has made any independent investigation as to the information about the Reference Stocks that is contained in this pricing supplement. You should make your own investigation into each Reference Stock.

We urge you to read the section "Information Regarding the Reference Stocks and the Reference Stock Issuers" on page S-11 in the accompanying Stock-Linked Underlying Supplement.

Berkshire Hathaway Inc.

Berkshire Hathaway Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities. The company is engaged in insurance businesses conducted on both a primary basis and a reinsurance basis. The company also owns and operates a number of other businesses engaged in a variety of activities. Information provided to or filed with the SEC by Berkshire Hathaway Inc. under the Exchange Act can be located by reference to its SEC file number: 001-14905 or its CIK Code: 0001067983. The Class B common stock of Berkshire Hathaway Inc. is listed on the New York Stock Exchange under ticker symbol "BRK.B".

Historical Performance of BRK

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter official closing prices on the relevant exchange, of BRK for each quarter in the period from April 1, 2008 through April 16, 2013. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest one cent. Historical prices of BRK should not be taken as an indication of its future performance.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
June 30, 2008	$90.40	$79.60	$80.24	March 31, 2011	$87.65	$79.15	$83.63
September 30, 2008	$91.90	$74.02	$87.90	June 30, 2011	$84.06	$73.23	$77.39
December 31, 2008	$94.00	$49.02	$64.28	September 30, 2011	$78.19	$65.35	$71.04
March 31, 2009	$68.26	$44.82	$56.40	December 30, 2011	$80.58	$69.48	$76.30
June 30, 2009	$63.10	$54.86	$57.91	March 30, 2012	$82.38	$75.86	$81.15
September 30, 2009	$71.38	$54.66	$66.46	June 29, 2012	$83.33	$78.28	$83.33
December 31, 2009	$70.00	$64.26	$65.72	September 28, 2012	$89.95	$82.12	$88.20
March 31, 2010	$83.53	$64.73	$81.27	December 31, 2013	$90.92	$83.85	$89.70
June 30, 2010	$81.95	$68.49	$79.69	March 28, 2013	$104.48	$91.30	$104.20
September 30, 2010	$85.85	$75.62	$82.68	April 16, 2013*	$107.49	$103.17	$105.17
December 31, 2010	$84.45	$78.72	$80.11				

* As of the date of this pricing supplement available information for the second calendar quarter of 2013 includes data for the period from April 1, 2013 through April 16, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2013.

The graph below illustrates the performance of BRK from April 16, 2008 through April 16, 2013, based on information from the Bloomberg Professional® service. The official closing price of BRK on April 16, 2012 was $105.17. **Past performance of BRK is not indicative of its future performance.**



General Electric Company

General Electric Company is a globally diversified technology and financial services company. The company's products and services include aircraft engines, power generation, water processing, and household appliances to medical imaging, business and consumer financing and industrial products. Information provided to or filed with the SEC by General Electric Company under the Exchange Act can be located by reference to its SEC file number: 001-00035 or its CIK Code: 0000040545. The common stock of General Electric Company is listed on the New York Stock Exchange under ticker symbol "GE".

Historical Performance of GE

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter official closing prices on the relevant exchange, of GE for each quarter in the period from April 1, 2008 through April 16, 2013. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest one cent. Historical prices of GE should not be taken as an indication of its future performance.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
June 30, 2008	$38.52	$26.16	$26.69	March 31, 2011	$21.65	$18.13	$20.05
September 30, 2008	$30.39	$22.19	$25.50	June 30, 2011	$20.85	$17.97	$18.86
December 31, 2008	$25.75	$12.58	$16.20	September 30, 2011	$19.52	$14.72	$15.24
March 31, 2009	$17.22	$5.87	$10.11	December 30, 2011	$18.28	$14.03	$17.91
June 30, 2009	$14.55	$9.80	$11.72	March 30, 2012	$20.36	$18.25	$20.07
September 30, 2009	$17.52	$10.50	$16.42	June 29, 2012	$20.84	$18.03	$20.84
December 31, 2009	$16.87	$14.15	$15.13	September 28, 2012	$22.96	$19.37	$22.71
March 31, 2010	$18.93	$15.15	$18.20	December 31, 2013	$23.18	$19.88	$20.99
June 30, 2010	$19.70	$14.28	$14.42	March 28, 2013	$23.90	$20.82	$23.12
September 30, 2010	$16.70	$13.75	$16.25	April 16, 2013*	$23.72	$22.65	$22.76
December 31, 2010	$18.48	$15.64	$18.29				

* As of the date of this pricing supplement available information for the second calendar quarter of 2013 includes data for the period from April 1, 2013 through April 16, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2013.

The graph below illustrates the performance of GE from April 16, 2008 through April 16, 2013, based on information from the Bloomberg Professional® service. The official closing price of GE on April 16, 2012 was $22.76. *Past performance of GE is not indicative of its future performance.*



Halliburton Company

Halliburton Company is an oilfield services company. The company is provider of services and products to the energy industry related to the exploration, development, and production of oil and natural gas. It serves national and independent oil and natural gas companies worldwide. Information provided to or filed with the SEC by HAL under the Exchange Act can be located by reference to its SEC file number: 001-03492 or its CIK Code: 0000045012. The common stock of HAL is listed on the New York Stock Exchange under ticker symbol "HAL".

Historical Performance of HAL

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter official closing prices on the relevant exchange, of HAL for each quarter in the period from April 1, 2008 through April 16, 2013. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest one cent. Historical prices of HAL should not be taken as an indication of its future performance.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
June 30, 2008	$41.93	$34.43	$37.91	March 31, 2011	$33.84	$24.27	$33.07
September 30, 2008	$39.98	$30.01	$39.33	June 30, 2011	$41.72	$28.86	$40.83
December 31, 2008	$53.97	$38.56	$53.07	September 30, 2011	$50.47	$37.69	$49.84
March 31, 2009	$55.38	$29.00	$32.39	December 30, 2011	$51.39	$44.47	$51.00
June 30, 2009	$31.97	$12.80	$18.18	March 30, 2012	$57.77	$30.48	$30.52
September 30, 2009	$21.47	$14.68	$15.47	June 29, 2012	$40.42	$27.21	$34.51
December 31, 2009	$24.76	$14.82	$20.70	September 28, 2012	$39.19	$32.02	$33.19
March 31, 2010	$28.58	$18.11	$27.12	December 31, 2013	$35.32	$26.29	$28.39
June 30, 2010	$32.00	$25.50	$30.09	March 28, 2013	$37.99	$27.62	$33.69
September 30, 2010	$34.87	$27.71	$30.13	April 16, 2013*	$41.23	$37.45	$37.69
December 31, 2010	$35.22	$21.10	$24.55				

* As of the date of this pricing supplement available information for the second calendar quarter of 2013 includes data for the period from April 1, 2013 through April 16, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2013.

The graph below illustrates the performance of HAL from April 16, 2008 through April 16, 2013, based on information from the Bloomberg Professional® service. The official closing price of HAL on April 16, 2012 was $37.69. ***Past performance of HAL is not indicative of its future performance.***



Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Interest Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. In such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Price. If a Market Disruption Event exists with respect to a Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will be the third business day following such accelerated postponed Final Valuation Date. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Reference Stock on the scheduled trading day preceding the date of acceleration, the determination of such Reference Stock's Final Price will be made on that date, irrespective of the existence of a Market Disruption Event with respect to one or more of the other Reference Stocks occurring on that date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, acting as placement agent, at the price indicated on the cover of this pricing supplement. The placement agent for the Notes will receive a fee that will not exceed $10.00 per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.